                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                       J.B. HUNT TRANSPORT SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   445658-10-7
                                 (CUSIP Number)

                             Charles C. Price, Esq.
                         Wright, Lindsey & Jennings LLP
                             200 West Capitol Avenue
                        Little Rock, Arkansas 72201-3699
                                  501-371-0808
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 2, 1999
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7.)


                               Page 1 of 6 pages


                                  SCHEDULE 13D

-------------------------------------
CUSIP No.          445658-10-7
          --------------------
-------------------------------------

---------- ----------------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Johnelle D. Hunt
---------- ----------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                          (A) |_|
                                                                                                        (B) |X|
---------- ----------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
           Not applicable
---------- ----------------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              |_|
---------- ----------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
------------------------ -------- -----------------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
    NUMBER OF SHARES              53,273
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
          WITH           -------- -----------------------------------------------------------------------------------------
                            8     SHARED VOTING POWER
                                  11,310,117
                         -------- -----------------------------------------------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  53,273
                         -------- -----------------------------------------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  11,310,117
---------- ----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,363,390
---------- ----------------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)             |_|

---------- ----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           32.2%
---------- ----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
---------- ----------------------------------------------------------------------------------------------------------------

                               Page 2 of 6 pages

                                  SCHEDULE 13D

-------------------------------------
CUSIP No.          445658-10-7
          --------------------------
-------------------------------------

---------- ----------------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           J.B. Hunt
---------- ----------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                          (A) |_|
                                                                                                        (B) |X|
---------- ----------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
           Not applicable
---------- ----------------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              |_|

---------- ----------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
------------------------ -------- -----------------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
    NUMBER OF SHARES              3,008,268
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
          WITH           -------- -----------------------------------------------------------------------------------------
                            8     SHARED VOTING POWER
                                  11,310,117
                         -------- -----------------------------------------------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  3,008,268
                         -------- -----------------------------------------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  11,310,117
---------- ----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           14,318,385
---------- ----------------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)             |_|

---------- ----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           40.5%
---------- ----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
---------- ----------------------------------------------------------------------------------------------------------------

                               Page 3 of 6 pages

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $0.01 par value, of J.B. Hunt Transport Services, Inc. (the "Issuer"). The CUSIP number for the common stock is 445658-10-7. The executive offices of the Issuer are located at 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name: Johnelle D. Hunt

         (b) Business address: 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745

         (c) Present Occupation: Corporate Secretary, J.B. Hunt Transport Services, Inc.

         (d) Johnelle D. Hunt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Johnelle D. Hunt was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:    United States of America.


         (a)      Name:   J.B. Hunt

         (b) Business address: 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745

         (c) Present Occupation: Senior Chairman of the Board, J.B. Hunt Transport Services, Inc.

         (d) J.B. Hunt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) J.B. Hunt was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:    United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

                               Page 4 of 6 pages

ITEM 4.  PURPOSE OF TRANSACTION

         This statement relates to the change of status of Mrs. Johnelle D. Hunt from member to an additional managing member of J.B. Hunt, LLC ("LLC"). As additional managing member of the LLC, Mrs. Hunt shares voting and dispositive power over the shares of J.B. Hunt Transport Services, Inc. ("Company") held by the LLC. Currently, the LLC holds 11,310,117 shares of the Company's common stock.

         In addition to the change in Mrs. Hunt's status as an additional managing member of the LLC, the LLC has transferred 5.1% of the outstanding shares of the Company to Mr. Hunt's revocable trust. This transfer and the change of status of Mrs. Hunt to additional managing member of the LLC are made for estate planning purposes. These transfers do not have the purpose or effect of transferring control of the Company.

         Mr. and Mrs. Hunt may continue to transfer Company shares in furtherance of any current estate plans or modifications to those plans.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mrs. Hunt is the beneficial owner of 11,310,117 shares of the Company. This is approximately thirty-two and 2/10th percent (32.2%) of the outstanding shares of the Company. The two managing members of the LLC, Mr. J.B. Hunt and Mrs. Johnelle D. Hunt, are the beneficial owners of approximately 40.7% of the outstanding shares of the common stock of the Company.

         (b)      JOHNELLE D. HUNT:

                          Amount beneficially owned:        11,363,390
                          Percent of class:     32.2%
                  Number of shares as to which the person has:
                          (i)    Sole power to vote or to direct the vote:                         53,273
                          (ii)   Shared power to vote or to direct the vote:                   11,310,117
                          (iii)  Sole power to dispose or to direct the disposition of:            53,273
                          (iv)   Shared power to dispose or to direct the disposition of:      11,310,117

                  J.B. HUNT:

                          Amount beneficially owned:        14,318,385
                          Percent of class:     40.5%
                  Number of shares as to which the person has:
                          (i)    Sole power to vote or to direct the vote:                      3,008,268
                          (ii)   Shared power to vote or to direct the vote:                   11,310,117
                          (iii)  Sole power to dispose or to direct the disposition of:         3,008,268
                          (iv)   Shared power to dispose or to direct the disposition of:      11,310,117

         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.

                               Page 5 of 6 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          March 14, 2001
               -----------------------------------------------

Signature:     /s/ Johnelle D. Hunt
               -----------------------------------------------
                  Johnelle D. Hunt



Date:          March 14, 2001
               -----------------------------------------------

Signature:      /s/ J.B. Hunt
               -----------------------------------------------
                  J.B. Hunt


                               Page 6 of 6 pages